Ladbrokes PLC

RECEIVED

2008 FEB -4 A 10:19

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 24 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 279.4956 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 25,030,386 TREASURY SHARES IN TREASURY AND HAS 606,408,872 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

08000538

SUPPL

PROCESSED

FEB 06 2008

THOMSON FINANCIAL

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 25 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 280.8865 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 25,330,386 TREASURY SHARES IN TREASURY AND HAS 606,113,074 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 22 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 266.7471 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 24,430,386 TREASURY SHARES IN TREASURY AND HAS 607,008,872 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 23 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 268.8074 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 24,730,386 TREASURY SHARES IN TREASURY AND HAS 606,708,872 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matigon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22/1/2008
6. Date on which issuer notified:	23/1/2008
7. Threshold(s) that is/are crossed or reached:	10%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
BOZSH63	65,629,583	65,629,583	8,258,240	8,258,240	49,862,602	1.36	8.21

axa080124

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
58,120,842	9.57%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	519,714	0.08562
AXA General Insurance Ltd **Direct**	21,000	0.00346
Sun Life Unit Assurance Ltd A/c X **Direct**	35,294	0.00581
Sun Life Unit Assurance Ltd A/c X **Direct**	531,176	0.08751
Sun Life Unit Assurance Ltd A/c X **Direct**	1,245,882	0.20525
AXA UK Investment Co ICVC Distribution Fund **Indirect**	60,000	0.00988
AXA UK Investment Co ICVC Extra Income Fund **Indirect**	20,000	0.00329
AXA UK Investment Co ICVC UK Equity Income Fund **Indirect**	350,000	0.05766
PPP Healthcare Group plc **Direct**	23,284	0.00384
Sun Life Pensions Management Ltd **Direct**	75,000	0.01236
Sun Life Pensions Management Ltd A/c **Direct**	705,882	0.11629
Sun Life Assurance Society Plc **Direct**	275,245	0.04534

AXA Insurance UK **Direct**	75,544	0.01245
AXA Financial, Inc **Indirect**	675,093	0.11122
Sun Life International (IOM) Ltd **Direct**	296,470	0.04884
AXA France **Indirect**	11,631	0.00192
AXA Financial, Inc* **Indirect**	48,745,878	8.03051
Sun Life Pensions Management Ltd **Direct**	75,142	0.01238
Sun Life Pensions Management Ltd **Direct**	2,438	0.00040
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	150,000	0.02471
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	42,102	0.00694
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	107,101	0.01764
Sun Life Pensions Management LTAV UK Equity **Direct**	544,247	0.08966
Sun Life Pensions Management ABL High Alpha **Direct**	213,605	0.03519
Sun Life Pensions Management FTSE All Share Tracker **Direct**	546,947	0.09011
AXA Winterthur **Direct**	2,119,156	0.34911
AXA Sun Life With Profit Passive **Direct**	431,380	0.07107
AXA Sun Life With Profit Passive **Direct**	221,631	0.03651
Total Total Indirect	8,258,240 49,862,602	1.36048 8.21448
TOTAL	**58,120,842**	**9.57496**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

axa080124

Ladbrokes PLC

RECEIVED

BUYBACK OF ITS OWN SHARES

2008 FEB -4 A 10:28

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 21 JANUARY 2008, IT PURCHASED FROM UBS LIMITED 300,000 SHARES AT AN AVERAGE PRICE OF 265.8059 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 24,130,386 TREASURY SHARES IN TREASURY AND HAS 607,308,872 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END